UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__J*

Chimerix, Inc.
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 16934W106
(CU SIP Number) June 17, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ] Rule l3d-l(b)

    [X] Rule 13d-l(c)

    [   ] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16934W106

1	Names of Reporting Persons Dr. Peter Moll
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4.553.683
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4.553.683
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4.553.683
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.2%
12	Type of Reporting Person (See Instructions) IN

  Item 1.

  (a)  Name of Issuer: Chimerix, Inc.

  (b)  Address of Issuer's Principal Executive Offices:

  2505 Meridian Parkway, Suite 100 Durham, NC, 27713

  Item 2.

  (a)  Name of Person Filing: Dr. Peter Moll

  (b)  Address of Principal Business Office or, if None, Residence:

        Degelestrasse 3, Dresden, Germany, 01324

  (c)  Citizenship:  Dr. Moll is a German citizen

  (d)  Title and Class of Securities:  Common Stock, $0.001 par value

  (e)  CUSIP No.:  16934W106

  Item 3.  If this statement is filed pursuant to§§ 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

  Item 4.  Ownership

  (a)  Amount Beneficially Owned:  4.553.683

  (b)  PercentofClass:  5.2%

  (c)  Number of shares as to which such person has:

        (i)  Sole power to vote or to direct the vote: 4.553.683

        (ii)  Shared power to vote or to direct the vote: 0

        (iii)  Sole power to dispose or to direct the disposition of: 4.553.683

        (iv)  Shared power to dispose or to direct the disposition of: 0

  Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

  Item 6.  Ownership of more than Five Percent on Behalf of Another Person. Not applicable

  Item 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

  Item 8.  Identification and classification of members of the group. Not applicable

  Item 9.  Notice of Dissolution of Group. Not applicable

  Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect, other than activities solely in connection with a nomination under §240.14a-l 1. SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, l certify that the information set forth in this statement is true, complete and correct.

Dated: 06/22/2022